

April 3, 2023

Michael Bourque
Chief Financial Officer
Chase Corp.
375 University Avenue
Westwood, Massachusetts 02090

      Re: Chase Corp.
          Form 10-K for the Fiscal Year Ended August 31, 2022
          Filed November 10, 2022
          File No. 001-09852

Dear Michael Bourque:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing